Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Manna Smart Retail Inc.
1007 N Orange St. 4th Floor Ste 1382
Wilmington, DE 19801
https://www.manna.coffee/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Manna Smart Retail Inc.
Address: 1007 N Orange St. 4th Floor Ste 1382, Wilmington, DE 19801
State of Incorporation: DE
Date Incorporated: August 23, 2023

Terms:

Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
    Note converts to Undefined security when the company raises $1,000,000.00 in a qualified equity financing.
    Maturity Date: None
    Valuation Cap: $15,000,000.00
    Discount: 20.0%
    Annual Interest Rate: 0.0%
Minimum Investment Amount (per investor): $111.00

Terms of the underlying Security

Underlying Security Name: Undefined security

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investments Incentives and Bonuses*

Early Bird Perks

Early Bird 1 - Invest $1,000+ within the first two weeks and receive 3% addition to the base discount rate and Awards, Discounts, and Raffle Tickets.

Early Bird 2 - Invest $5,000+ within the first two weeks and receive 4% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 3 - Invest $10,000+ within the first two weeks and receive 5% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 4 - Invest $25,000+ within the first two weeks and receive 6% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 5 - Invest $50,000+ within the first two weeks and receive 8% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Early Bird 6 - Invest $100,000+ within the first two weeks and receive 10% addition to the base discount rate and Awards, Discounts, and Raffle Tickets as described in the Terms and Conditions.

Mid-Campaign Perks

Flash Perk 1 - Invest $5,000+ between Day 30 and Day 37 and receive 4% addition to the base discount rate.

Flash Perk 2 - Invest $5,000+ between Day 60 - Day 67 and receive 4% addition to the base discount rate.

Amount-Based Perks**

Manna Family: Invest $111+ and receive access to the Secret Manna Family Community, which is exclusive and connected, along with 1 raffle ticket for the Burning Man Experience***.

Espresso Enthusiast: Invest $250+ and receive a bag of Manna Coffee Signature Blend, known for its bold, smooth, and unforgettable flavor, along with 1 raffle ticket for the Burning Man Experience***.

Cappuccino Champion: Invest $500+ and receive $500 off for your Coffee Kiosks, a sustainable temperature-locking Manna

Coffee Tumbler, and 2 raffle tickets for the Burning Man Experience***.

Latte Legend: Invest $1,000+ and receive an exclusive Manna Family Hoodie that is super cozy and incredibly warm, along with 4 raffle tickets for the Burning Man Experience***.

Macchiato Guru: Invest $2,500+ and receive access to "Know Everything About Coffee: The Ultimate Online Masterclass," along with 10 raffle tickets for the Burning Man Experience***.

Mocha Mogul: Invest $5,000+ and receive $1,000 off for your Coffee Kiosks, the opportunity to create a seasonal drink with Manna (Brew, Blend, Enjoy!)****, and 20 raffle tickets for the Burning Man Experience.

Cold Brew Connoisseur: Invest $10,000+ and receive free coffee for life*****, allowing you to sip forever, along with 40 raffle tickets for the Burning Man Experience***.

Nitro Innovator: Invest $25,000+ and receive an invitation to the Founders' Strategic Dinner to shape Manna's future, along with 100 raffle tickets for the Burning Man Experience***.

Mannaccino Evangelist: Invest $50,000+ and receive $5,000 off for your Coffee Corner, a Roastery Tour****** to feel the heat of Manna's craft, and 200 raffle tickets for the Burning Man Experience***.

Brew Master: Invest $100,000+ and receive a free Nano Coffee Corner, along with an exclusive South American Coffee Plantation Trip****** and 400 raffle tickets for the Burning Man Experience***.

Terms and Conditions

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

** Each prize tier includes all rewards from the previous tiers. The higher the tier, the more rewards you receive! The images of prizes shown are for illustrative purposes only. Actual designs, colors, and specifications may vary. Final prize selections are subject to availability and may be substituted with similar items of equal or greater value.

*** Burning Man Experience:

The prize includes two (2) Burning Man festival tickets and a place in the Manna Coffee Team camp. No other expenses are covered. Prize recipients are solely responsible for all additional costs, including but not limited to transportation, accommodation, food, gear, travel insurance, and any required permits or documentation.

Manna Coffee is not responsible for any cancellations, changes, or disruptions related to the festival, camp, or any third-party services. By accepting the prize, prize recipients agree to release Manna Coffee from any liability related to travel disruptions, personal injuries, property loss, or additional costs incurred. The prize is non-transferable, non-refundable, and cannot be exchanged for cash or alternative benefits.

Manna Coffee reserves the right to modify or substitute any element of the prize if necessary due to circumstances beyond our control. Prize recipients must comply with all Burning Man rules, laws, and camp policies.

**** Subject to availability, varies by Kiosk

*****1 cup / day next 10 years at any Manna Kiosk

****** The award includes round-trip economy airfare and hotel stay. The exact details are subject to availability and may be modified at the discretion of Manna Coffee.

Prize recipients are responsible for any additional expenses, including but not limited to transportation to and from the airport, meals, travel insurance, incidentals, and any required travel documents (e.g., passports, visas). Manna Coffee is not responsible for any cancellations, delays, or unforeseen circumstances affecting travel or accommodation.

By accepting the prize, prize recipients agree to release Manna Coffee from any liability related to travel disruptions, personal injuries, property loss, or additional costs incurred. The prize is non-transferable, non-refundable, and cannot be exchanged for cash or alternative benefits.

Manna Coffee reserves the right to modify or substitute any element of the prize if necessary due to circumstances beyond our control. Prize recipients must comply with all applicable laws, airline regulations, and accommodation policies.

Manna Smart Retail Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Manna Smart Retail Inc. d/b/a Manna Coffee ("Manna" or the "Company") is working to build a nationwide network of smart coffee kiosks that deliver barista-quality espresso drinks in just 30 seconds—no barista or storefront required. Designed for high-traffic locations like hospitals, universities, transit hubs, and office buildings, Manna Coffee offers premium convenience at an affordable price point, with each cup priced at just $3.75. Backed by a seasoned founding team with deep experience at Google, McKinsey, and multiple FoodTech exits, the Company is on a mission to transform the $56B U.S. Coffee-to-Go market by replacing outdated vending and labor-intensive cafés with a modern, fully automated solution.

Business Model

Manna Coffee operates an asset-light, scalable business model by selling or leasing smart kiosks to entrepreneurs and property owners, who then generate revenue from each sale made through the machine. Kiosks are remotely monitored via proprietary software, minimizing operational overhead and eliminating the need for staff. With current units averaging $30,000+ in Annual Recurring Revenue (ARR) based on current deployments and projected gross margins of 70% based on internal assumptions, kiosk operators enjoy a high-ROI opportunity, while Manna recognizes revenue from kiosk sales upon installation and activation, earns recurring income through software fees, consumable refills, and potential revenue-sharing agreements based on actual kiosk sales.

Intellectual Property

Manna Coffee's competitive edge lies in its proprietary software platform that powers kiosk operations, including real-time sales tracking, remote diagnostics, inventory alerts, and dynamic pricing. The system is designed for scalability, allowing owners to manage multiple kiosks with ease while driving consumer engagement through a loyalty program that achieves up to 60% retention rates. Manna is also actively developing next-generation solutions, including robotic barista technology and drive-thru automation, with plans for deployment by 2026, further deepening its technology moat.

Corporate Structure

The Company's majority shareholder is Manna Triumph Holding LLC, which owns approximately 76.82% of the Company's outstanding equity. Manna Triumph Holding LLC is owned and managed by Ted Lisitsyn, Sergey Cheremush, and Nikita Cherkasskii, who also serve as executives of Manna Smart Retail Inc.

Coinface OÜ, an Estonian entity previously serving as the sole shareholder of Manna Smart Retail Inc., was owned and operated by the Company's three current executives and directors. As of February 14, 2025, Coinface OÜ transferred all of its equity ownership to Manna Triumph Holding LLC, a U.S.-incorporated holding company that is now the sole shareholder of Manna Smart Retail Inc. Coinface OÜ no longer holds any equity interest, governance rights, or controlling influence over Manna Smart Retail Inc. or its parent company.

Competitors and Industry

Competitors

Manna Coffee competes with traditional coffee chains, legacy vending machines, and newer self-serve beverage startups. While traditional cafes struggle with high labor and rent costs, and old vending machines offer poor quality, Manna combines premium coffee, rapid service, and zero labor costs—making it a compelling alternative. Unlike newer coffee-tech startups that focus on in-store automation, Manna's modular kiosks are built for broad deployment in underutilized spaces, giving it a location-first distribution advantage in both urban and underserved markets.

Industry

The U.S. out-of-home coffee market is valued at $56 billion and growing, driven by a consumer base of over 150 million daily coffee drinkers. Simultaneously, the $43 billion smart retail industry is transforming consumer expectations for convenience and automation. Rising labor costs and a shift toward self-service experiences are accelerating demand for solutions like Manna Coffee. Additionally, over 60,000 outdated coffee vending machines across the U.S.* represent a massive retrofit opportunity, positioning Manna to lead a wave of modernization in automated coffee service.

*Estimate based on industry data indicating 3 million active U.S. snack/beverage vending machines, a significant portion of which include legacy coffee vending equipment.

Current Stage and Roadmap

Current Stage

As of February 2025, Manna Coffee has deployed 24 kiosks across five states, generating strong unit economics with over $30,000 ARR per machine and 70% average gross profit margins based on a limited number of operating kiosks as of February 2025. The Company has over 250 kiosk locations secured through established agreements or preliminary approvals for kiosk deployment and has seen rapid growth—scaling from 5 to 37 kiosks in just six months. A waitlist of 1,000+ prospective kiosk owners highlights strong demand, and the Company has validated its technology and performance in extreme real-world conditions, including successful operations at events like Burning Man.

Future Roadmap

Looking ahead, Manna Coffee aims to expand to 1,000+ kiosks by 2026 and 5,000+ by 2029, pending market conditions. The Company plans to invest in product enhancements including robotic barista systems, cold brew upgrades, and smart food vending integrations. With a growing network of micro-investors, entrepreneurs, and property partners, Manna is building the infrastructure to become a leading player in automated coffee. Funds from this raise will support R&D, manufacturing scale-up, and strategic location deployments to accelerate national coverage and brand visibility.

The Team

Officers and Directors

Name: Fedor (Ted) Lisitsyn

Fedor (Ted) Lisitsyn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Ted oversees all growth strategies at Manna Coffee. This includes acquiring new Coffee Corner Owners, streamlining scalable processes for location sign-ups, enhancing offerings for end users, boosting brand recognition, and raising capital to ensure sustainable and healthy expansion. Ted does not currently receive compensation, but plan to following a seed round.

Other business experience in the past three years:

- Employer: YES Group
  Title: Founder, Partner, Consultant
  Dates of Service: March, 2023 - October, 2024
  Responsibilities: Managed end-to-end multiple complex innovative technological and operational cross-functional projects within several industries from scratch to the point where the internal Team could continue to develop them independently successfully.

Other business experience in the past three years:

- Employer: Google
  Title: Global Product Planner, Strategy & GTM
  Dates of Service: October, 2022 - April, 2023
  Responsibilities: Orchestrated strategic Product planning, day-to-day Business Operations processes, and cross-functional weekly syncs for Google Nest global team ($16mm monthly recurring revenue; 20+ employees; Product, Marketing, Finance, Analytics, etc.) and follow-up implementation (additional market research, GTM, features development roadmaps with improved time-to-market -35%).

Other business experience in the past three years:

- Employer: FOUNTAIN
  Title: Head of Innovations and Special Projects
  Dates of Service: March, 2022 - October, 2022
  Responsibilities: Led end-to-end development of the Retain Product (the second core business vertical after Hiring and the key source of $50mm revenue growth in 3 years with higher LTV), its integrations into Customers' HRIS (-20% churn), and launch of 5 paid pilots.

Other business experience in the past three years:

- Employer: BUYK
  Title: Product Management Director, Technology Products and Special Projects
  Dates of Service: August, 2021 - March, 2022
  Responsibilities: Led technological launch of ~50 dark stores (700+ employees, $1.6mm monthly recurring revenue), incl. innovative product development and adoption.

Name: Sergey Cheremush

Sergey Cheremush's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CFO, President, Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Serhii leads the strategic vision and operations of our innovative self-service coffee shop network, driving growth and expansion across the U.S. His role focuses on building partnerships, overseeing franchise development, and ensuring the company's mission of providing convenient, high-quality coffee experiences. Serhii does not currently receive compensation, but plans to following a seed round.

Other business experience in the past three years:

- Employer: Bestseller Group USA
  Title: President
  Dates of Service: July, 2022 - Present
  Responsibilities: Owner of a group of companies established 20 years ago, currently holding the position of President of a legal entity in the USA.

Name: Nikita Cherkasskii

Nikita Cherkasskii's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, COO, Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Nikita leads all operation aspects in NYC. He does not currently receive compensation but plan to following a seed round.

Other business experience in the past three years:

- Employer: Kitchen No More
  Title: Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Nikita connects new locations through his network.

Other business experience in the past three years:

- Employer: PA Intertaiment LLC
  Title: Project Manager
  Dates of Service: December, 2023 - March, 2024
  Responsibilities: Leaded a new product launch.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business

plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the

Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The SAFE that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products

will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Manna Coffee was formed on August 23, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Manna Coffee has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We

believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology

systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens or other blockchain assets may also be subject to significant price volatility
The market value of the Tokens and other blockchain assets may be subject to significant fluctuations, which may be caused by various factors beyond our control. The blockchain asset industry, including the Tokens, is relatively new and untested, and its future performance is uncertain. The market prices of blockchain assets, including the Tokens, may be influenced by various factors, such as regulatory actions, market adoption and acceptance, competition, global economic and political developments, and other unforeseeable events. A decline in the price of a single blockchain asset, such as Bitcoin or Ethereum, may cause volatility in the blockchain asset industry and may affect the market value of the Tokens or other blockchain assets. Moreover, the blockchain asset industry is susceptible to cyber-attacks, hacking, fraud, and other malicious activities, which may affect investor or user confidence in the industry and cause market volatility. A security breach or other cybersecurity incident involving the Tokens or other blockchain assets may cause their market value to fluctuate and adversely impact our business operations and financial condition.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Founder Compensation
The three founders of Manna Coffee currently receive no compensation but plan to earn $60,000 each per year. In the initial months following the funding round closure, a limited portion of the funds may be allocated to cover founders' salaries, capped at $5,000 per person per month, equating to an annual rate of $60,000. The Company intends to transition these salaries to be fully covered by operational profits starting in June 2025.

Our ownership structure involves foreign beneficial owners.
The Company's majority shareholder is Manna Triumph Holding LLC, a U.S.-based holding company owned and managed by the Company's three executive officers. Prior to December 2024, the Company was majority-owned by Coinface OÜ, an Estonian entity under the same beneficial ownership. While the current U.S. holding company structure complies with applicable legal requirements, the continued involvement of foreign beneficial owners could draw heightened attention from certain investors, partners, or regulatory bodies in specific contexts. This may result in increased due diligence or added disclosure requirements in future transactions, particularly in connection with potential institutional financing, mergers and acquisitions, or government-affiliated partnerships.

We have engaged in related party transactions, which may not have been conducted on arm's-length terms.
In 2024, the Company entered into a series of related party loan transactions with Bestseller Group USA LLC, a company 50% owned by our Co-Founder and CFO, Sergey Cheremush. The Company first received a $14,910 loan from Bestseller to support initial operations, and later extended a $20,000 loan to Bestseller, with the remaining $5,090 collected in 2025. While these transactions have been settled, they were between affiliated entities and may not have been made on market terms. There is a risk that similar transactions could occur in the future, and such arrangements may not always align with the best interests of outside investors.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Manna Triumph Holding LLC (owned and managed by Ted Lisitsyn, Sergey Cheremush, Nikita Cherkasskii)	8,450,000	Common Stock	76.82%

The Company's Securities

The Company has authorized Common Stock, SAFE, and Crowdfunding SAFE.

Common Stock

The amount of security authorized is 11,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursuant to stock options.

The Common Stock is subject to transfer restrictions under the Company's Bylaws, including a Right of First Refusal in favor of the Company. The Board of Directors may also refuse to register any transfer not made in compliance with applicable procedures or any legends or agreements applicable to the shares.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $45,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event – see conversion details in material rights below

Material Rights

The SAFE automatically converts into Preferred Stock upon an Equity Financing of $1,000,000 or more in new money (excluding converting SAFEs). If the amount raised is less than $1,000,000, conversion is at the election of the SAFE holder.

In a Liquidity Event, the SAFE holder may choose to either (i) convert into common stock at the Valuation Cap or (ii) receive a cash payout equal to the purchase amount.

In a Dissolution Event, the SAFE holder is entitled to repayment of the purchase amount before any distribution to common stockholders.

The SAFE does not confer any voting rights, dividend rights, or other equity holder rights prior to conversion.

Crowdfunding SAFE

The security will convert into Undefined security and the terms of the Crowdfunding SAFE are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing of at least $1,000,000, Liquidity Event, Dissolution Event - see Material Rights section below

Material Rights

Events

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

What it means to be a minority holder

As a SAFE holder of the Company, you will have no voting rights. Should the SAFE convert into equity, you will become a minority noteholder of the Company and you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger

company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Initial allocation of company shares upon incorporation
  Date: August 23, 2023
  Offering exemption relied upon: Regulation S

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Internal restructuring between affiliated entities
  Date: February 14, 2025
  Offering exemption relied upon: Rule 144

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Establishment of an employee option pool
  Date: February 14, 2025
  Offering exemption relied upon: Rule 701

- Type of security sold: SAFE
  Final amount sold: $45,000.00
  Use of proceeds: $15k was use for RnD and New Coffee Machine Integration (more containers for beans and powders) and $30k was used for locations scouting for multi-unit agreements (5+ kiosks) and further development of Manna Locations Marketplace.
  Date: April 28, 2025
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 27,500
  Use of proceeds: Not applicable
  Date: April 28, 2025
  Offering exemption relied upon: Rule 701

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 550,000
  Use of proceeds: YSIMachines bought Kiosks and received 550,000 shares of Common Stock in collateral until we fulfill our obligations under Operations Agreement.
  Date: March 11, 2025
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $0 compared to $96,548.33 in fiscal year 2024.

Manna Coffee installed its first kiosks in NY, NJ, NC, FL, and CA, generating revenue from kiosk sales, ingredient supplies (coffee beans, cocoa and milk powder, syrups, etc.), consumables (cups, lids, sleeves) to partners, and direct coffee sales to consumers. The increase in revenue was driven by expanding our footprint, adding new locations, and growing partner demand.

Cost of Sales

Cost of Sales for fiscal year 2023 was $0 compared to $50,355.09 in fiscal year 2024.

The increase in Cost of Sales was due to higher production volumes, expansion into multiple states, and an increased number of kiosks in operation. Additionally, higher ingredient and supply costs were offset by economies of scale and improved procurement processes.

Gross Margins

Gross margins for fiscal year 2023 were $0 compared to $46,193.24 in fiscal year 2024.

Gross margins improved as higher kiosk sales and ingredient supply revenue contributed to a more diversified revenue mix. Additionally, optimization of ingredient sourcing and operational efficiencies helped maintain stable margins despite expansion-related costs.

Expenses

Expenses for fiscal year 2023 were $90 compared to $84,679.02 in fiscal year 2024.

The increase in expenses was primarily due to expansion efforts, increased marketing costs to support partner acquisition, and investments in supply chain logistics to scale operations. However, improvements in operational efficiencies and AI-driven monitoring of kiosks helped control costs and drive sustainable growth.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because our revenue scales directly with the number of operating kiosks. As we expand, each additional kiosk contributes proportionally to overall revenue (e.g., 50 kiosks generate 10x the revenue of 5 kiosks). While we continue to see improvements in revenue per kiosk over time, this approach provides a conservative and reasonable proxy for revenue projections. Past cash flow was primarily generated through kiosk sales, coffee drink sales, and the recurring supply of ingredients and consumables to our partners. Our goal is to reach 1,000 kiosks by 2026, generating $40+ million in revenue; however, actual results will depend on deployment pace, usage rates, and other factors outside our control.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of March 5, 2025, the Company has available capital resources, including Accounts Receivable of $165,000 and approximately $77,000 balance in its checking account at JPMorgan Chase Bank, N.A as of May 30, 2025. Additionally, all three co-founders have committed to contributing up to $20,000 each as a short-term, interest-free, fee-free loan to support working capital needs and ensure the timely deployment of new coffee kiosks in compliance with SLAs.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations, but required for our future accelerated growth plans.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company but are crucial for capturing market momentum and accelerating Manna Coffee's growth. Of the total funds that our Company has, ~85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $20,000, we anticipate being able to continue current operations without requiring immediate additional capital. Based on internal tracking from February 2025, several Manna Coffee kiosks have achieved strong unit economics, including 70%+ average gross margins, and the Company has has recently achieved gross profitability from kiosk sales activity. This supports management's belief that Manna is approaching profitability on a month-to-month basis, which may lessen the importance of this offering to near-term operational continuity.

Our current expense rate is $4,000/month, allocated as follows: $2,000 for SMM, $500 for operational software fees, $500 for legal or related services, and $1,000 for anticipated one-time payments for third-party services such as design, market research, and printing, as needed. This structure covers essential business functions while keeping operations lean and scalable.

All other expenses are covered by payments from partners and only incurred after receiving those payments, ensuring a sustainable cash flow model.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1,235,000, we anticipate being able to operate indefinitely. Based on internal tracking from February 2025, Manna Coffee's deployed kiosks have achieved strong unit economics, including 70%+ average gross margins, which supports management's belief that Manna is approaching profitability on a month-to-month basis, which may make the amount raised less critical to sustaining operations in the near term.

We plan to hire up to three location and partner scouts with a $60,000/year base salary and invest ~$150,000 in hardware and software improvements in 2025.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

The Company is currently exploring additional capital sources to enhance kiosk delivery and service level agreements (SLAs). These include:

- Equipment Lines of Credit: Flexible financing options to support

the assembly and of our coffee kiosks.

- Future Series A Funding: Anticipated in 2026, if necessary, to

further accelerate growth and expansion.

These strategies aim to strengthen our financial position and support our ongoing growth initiatives.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Bestseller Group USA LLC
  Names of 20% owners: Sergey Cheremush and Sergey's brother
  Relationship to Company: Co-Founder, CFO, President, Board Member
  Nature / amount of interest in the transaction: Bestseller Group USA LLC is 50% owned by Sergey Cheremush.
  Material Terms: The 2024, the Company had transactions with Bestseller Group USA LLC, a company 50% owned by Sergey Cheremush. Bestseller Group USA LLC provided the Company with a loan of $14,910, while the Company extended a loan of $20,000 to Bestseller Group USA LLC. The $5,090 excess repayment is classified as a loan receivable and was collected in 2025.

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $45,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Locations Development
  43.5%
  We will use 43.5% of the funds raised to build an in-house locations scouting team and develop an automated locations marketplace, enabling efficient expansion and securing high-traffic locations. This foundation will optimize placement strategies and establish long-term partnerships with property managers to ensure a strong nationwide presence.

- Marketing
  24.0%
  We will use 24% of the funds raised to enhance brand recognition, run digital advertising campaigns, execute influencer partnerships, and conduct localized marketing initiatives to increase kiosk adoption.

- Hardware
  10.0%
  We will use 10% of the funds raised to enhance kiosk reliability, improve coffee machine performance, and integrate new features such as AI-driven maintenance and payment system upgrades. Additionally, we will introduce new models of kiosks with advanced robotics capabilities, improving automation, efficiency, and product offerings to stay ahead of market trends.

- Software
  4.5%
  We will use 4.5% of the funds raised for developing and refining kiosk management tools, improving the user experience, and further enhancing our integrated loyalty program to drive customer retention and engagement.

- Private Label
  4.5%
  We will use 4.5% of the funds raised to expand our proprietary product offerings, including new coffee blends, ready-to-drink beverages, and sustainable packaging innovations.

- Legal
  4.5%
  We will use 4.5% of the funds raised to support compliance, franchise agreements, and contractual obligations necessary for expansion.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.manna.coffee/ (https://manna.coffee/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mannacoffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Manna Smart Retail Inc.

[See attached]

MANNA SMART RETAIL, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Manna Smart Retail, Inc.
Redondo Beach, California

We have reviewed the accompanying financial statements of Manna Smart Retail, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

March 24, 2025
Los Angeles, California

MANNA SMART RETAIL, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	9,490	$	2,610
Accounts Receivable, net		12,641		-
Inventory		37,088		-
Due From Related Parties		5,090		-
Prepaids and Other Current Assets		19,688		-
Total Current Assets		**83,997**		**2,610**
Property and Equipment, net		1,426		-
Total Assets	$	**85,423**	$	**2,610**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	3,439	$	-
Other Current Liabilities		117,859		-
Total Current Liabilities		**121,298**		**-**
Total Liabilities		**121,298**		**-**
STOCKHOLDERS' EQUITY				
Common Stock		100		100
Additional Paid in Capital		2,400		2,400
(Accumulated Deficit)/Retained Earnings		(38,375)		110
Total Stockholders' Equity		**(35,875)**		**2,610**
Total Liabilities and Stockholders' Equity	$	**85,423**	$	**2,610**

See accompanying notes to financial statements.

MANNA SMART RETAIL, INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	96,549	$	-
Cost of Goods Sold		50,355		-
Gross Profit		**46,194**		**-**
Operating Expenses				
General and Administrative		62,985		90
Selling and Marketing		21,694		-
Total Operating Expenses		**84,679**		**90**
Net Operating Loss		**(38,485)**		**(90)**
Interest Expense		-		-
Other Income		-		(200)
(Loss)/Income Before Provision for Income Taxes		**(38,485)**		**110**
Provision/(Benefit) for Income Taxes		-		-
Net Loss/Net Income	$	**(38,485)**	$	**110**

See accompanying notes to financial statements.

MANNA SMART RETAIL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Inception Date- August 23, 2023	-	$ -	$ -	$ -	$ -
Issuance of stock	10,000,000	100	2,400	-	2,500
Net Income	-	-	-	110	110
Balance—December 31, 2023	**10,000,000**	**$ 100**	**$ 2,400**	**$ 110**	**$ 2,610**
Net Loss	-	-	-	(38,485)	(38,485)
Balance—December 31, 2024	**10,000,000**	**$ 100**	**$ 2,400**	**$ (38,375)**	**$ (35,875)**

See accompanying notes to financial statements.

MANNA SMART RETAIL, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net (Loss)/Income	$	(38,485)	$	110
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities				
Depreciation of Property		357		-
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(12,641)		-
Inventory		(37,088)		-
Prepaids and Other Current Assets		(19,688)		-
Due From Related Parties		(5,090)		-
Accounts Payable		3,439		-
Other Current Liabilities		117,859		-
Net Cash Provided By Operating Activities		8,663		110
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(1,783)		-
Net Cash Used in Investing Activities		(1,783)		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		2,500
Net Cash Provided By Financing Activities		-		2,500
Change in Cash & Cash Equivalents		6,880		2,610
Cash & Cash Equivalents —Beginning of The Year		2,610		-
Cash & Cash Equivalents—End of The Year	$	9,490	$	2,610
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-

See accompanying notes to financial statement

MANNA SMART RETAIL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

1.   NATURE OF OPERATION

Manna Smart Retail, Inc. was incorporated on August 23, 2023, in the state of Delaware. The financial statements of Manna Smart Retail, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Redondo Beach, California.

Manna Coffee is a smart self-service coffee kiosk network offering high-quality, freshly roasted coffee at an affordable price, ready in just 30 seconds. Designed for convenience, Manna Coffee Corners require minimal space and no water line, providing a turnkey solution for property managers and investors while enhancing customer satisfaction with a seamless coffee experience. With integrated remote management and real-time sales tracking, Manna ensures operational efficiency and maximized profitability for its partners.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss is needed.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Coffee sales at kiosks: Revenue is recognized at the point of sale when the customer receives the product. Revenue-sharing agreements: Revenue is recognized monthly, based on actual kiosk sales and the contractual revenue split.
Kiosk sales to partners: Revenue is recognized upon installation and activation of the kiosk when control is transferred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $21,694 and $0, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 24, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses	19,688	-
Total Prepaids and Other Current Assets	$ 19,688	$ -

Other current liabilities consist of the following:

As of December 31,	2024	2023
Unearned Revenue	117,859	-
Total Other Current Liabilities	$ 117,859	$ -

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Finished Goods	37,088	-
Total Inventory	$ 37,088	$ -

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Furniture and Equipment	$ 1,783	$ -
Property and Equipment, at cost	1,783	-
Accumulated Depreciation	(357)	-
Property and Equipment, net	$ 1,426	$ -

Depreciation expenses for the years ended December 31, 2024, and 2023 were $357 and $0, respectively.

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2024, and 2023, 10,000.000 shares of common stock, respectively, have been issued and were outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (11,484)	$ (107)
Valuation Allowance	11,484	107
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (11,591)	$ (107)
Valuation Allowance	11,591	107
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $38,843. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

In 2024, the Company had transactions with Bestseller Group USA LLC, a company 50% owned by Serhii Cheromush, who is also one of the shareholders of Manna Smart Retail Inc. Bestseller Group USA LLC provided the Company with a loan of $14,910, while the Company extended a loan of $20,000 to Bestseller Group USA LLC. The $5,090 excess repayment is classified as a loan receivable and was collected in 2025.

10. SUBSEQUENT EVENTS

On February 14, 2025, the Company amended its Articles of Incorporation to increase the number of authorized shares from 10,000,000 to 11,000,000, with a par value of $0.00001 per share.

On February 14, 2025, Coinface OU, the previous shareholder, transferred 10,000,000 shares to Manna Triumph Holding LLC, the current shareholder.

On the same date, Manna Smart Retail Inc. allocated 1,000,000 shares of Common Stock for its Regulation Crowdfunding (Reg CF) Offering on StartEngine.

Additionally, Manna Triumph Holding LLC transferred 1,000,000 shares to Manna Smart Retail Inc. for the Employee Option Pool, in accordance with the Stock Contribution Agreement signed that day.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the Corporation is Manna Smart Retail Inc.

2.   The Registered Office of the corporation in the State of Delaware is located at 1007 N Orange St. 4th Floor Ste 1382 (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is Firstbase Agent LLC.

3.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.   The total amount of stock this corporation is authorized to issue is 10000000 shares (number of authorized shares) with a par value of $ 0.00001 per share.

5.   The name and mailing address of the incorporator are as follows:

Name Firstbase Agent LLC
Mailing Address 1007 N Orange St. 4th Floor Ste 1382
Wilmington,DE   Zip Code 19801

Firstbase Agent LLC

By: /s/ Mari Amaral
                    Incorporator

Name: Mari Amaral, Authorized Officer
                    Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:48 PM 08/23/2023
FILED 01:48 PM 08/23/2023
SR 20233323357 - File Number 7638207

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Manna Smart Retail Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. That the Board of Directors of the Corporation duly adopted a resolution on February 14, 2025, proposing and declaring advisable the following amendment to the Certificate of Incorporation:

    Article IV of the Certificate of Incorporation is hereby amended to read as follows: The total number of shares of Common Stock which the Corporation shall have authority to issue is 11,000,000 shares, with a par value of $0.00001 per share.

2. That said amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officer this February 14, 2025.

MANNA SMART RETAIL INC.

By: _____ *Serhii Cheromush*
Serhii Cheromush — 11F01B316308447...
President

Attest: _____ *Olena Ilchenko*
Olena Ilchenko — 76F3CBBF5175406...
Secretary

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
         %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1.   <u>Crowdfunding SAFE Subscription</u>.

        (a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

        (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by The Kingdom Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   <u>Special provisions for cryptocurrency payments</u>. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be

subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and

have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements")   have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon

their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.   Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile.   Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price

to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Crowdfunding   %%VESTING_AMOUNT%%
SAFEs the undersigned hereby irrevocably subscribes for is:

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. *Events*

  (a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

  (b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

  (i) the Purchase Amount (the "**Cash-Out Amount**"), or

  (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to

the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of

directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"**Crowdfunding Stock**" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be

relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)　　The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)　　The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)　　In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)　　Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors

or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%